Wilson Sonsini Goodrich & Rosati Professional Corporation 1700 K Street NW Fifth Floor Washington, D.C. 20006-3817 o: 202.973.8800 f: 202.973.8899

October 30, 2020

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Mark Brunhofer
Bonnie Baynes
Sonia Bednarowski
J. Nolan McWilliams

Re:	Exodus Movement, Inc.
Draft Offering Statement on Form 1-A
Submitted September 2, 2020
CIK No. 0001821534

Ladies and Gentlemen:

On behalf of our client, Exodus Movement, Inc. (“Exodus” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 16, 2020, relating to the above referenced Draft Offering Statement on Form 1-A (the “Draft Offering Circular”). We are concurrently submitting via EDGAR this letter and a revised draft of the Draft Offering Statement (the “Revised Draft Offering Circular”).

In this letter, we have recited the comments from the staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Draft Offering Circular submitted on September 2, 2020), all page references herein correspond to the Revised Draft Offering Circular.

Draft Offering Statement on Form 1-A

General

1.	You state that you provide support for over 100 digital assets. Please tell us how you have determined which of these digital assets may be securities.

The Company determines whether a digital asset is a security by determining whether the asset comes within any definition of “security” under the relevant federal securities laws. The definition of “security” in the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”) are substantially the same. Both definitions contain a “catch all” provision for “investment contracts”. The SEC has taken the position that many crypto assets are securities under the Securities Act and the Exchange Act because they are investment contracts. Beginning with the Supreme Court case SEC v. W.J. Howey Company,1 federal courts and the SEC have defined an investment contract to include a contract, transaction or scheme that meets all four of the following elements: (1) an investment of money, (2) in a common enterprise, (3) with the expectation of profits (4) to be derived solely (or, according to lower federal courts, primarily)2 from the efforts of others. In addition to this Howey test, in 2019 the SEC Strategic Hub for Innovation and Financial Technology released the “Framework for ‘Investment Contract’ Analysis of Digital Assets” (the “Staff Framework”)3 which provides an additional framework to analyze the status of digital assets.

When determining whether a particular digital asset is or is not a security, the Company relies on the Howey test and the Staff Framework, as well as any relevant no-action letters, the SEC’s position as set out in litigation related to the question of whether digital assets are securities (such as the Kik4 case) and, to a lesser extent, public statements regarding digital assets made by Staff of the SEC.

[1]	SEC v. W.J. Howey Co., 328 U.S. 293 (1946).
[2]
SEC v. Glenn Turner, 474 F.2d 476, 482 (9th Cir. 1973); See also US v. Leonard, 529 F.3d 83, 88 (2d Cir. 2008) (“the word ‘solely’ should not be construed as a literal limitation; rather [courts] consider whether under all the circumstances, the scheme was being promoted primarily as an investment”).

[3]
Framework for “Investment Contract” Analysis of Digital Assets, SEC Strategic Hub for Innovation and Financial Technology (April 3, 2019), available at https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets.

[4]	SEC v. Kik Interactive Inc., No. 19-cv-05244 (AKH) at 13, (S.D.N.Y. September 30, 2020).

AUSTIN  BEIJING  BOSTON  BRUSSELS  HONG KONG  LONDON  LOS ANGELES  NEW YORK  PALO ALTO
SAN DIEGO  SAN FRANCISCO  SEATTLE  SHANGHAI  WASHINGTON, DC  WILMINGTON, DE

Securities and Exchange Commission
October 30, 2020

As a result of relying on these materials when analyzing digital assets, the Company currently treats only a limited number of digital assets as assets that are not securities. Those assets are: Bitcoin (BTC), Bitcoin Cash (BCH), Bitcoin SV (BSV), Bitcoin Gold (BTG), Ethereum (ETH), Ethereum Classic (ETC), Litecoin (LTC) and Paxos Standard (PAX). The Company has determined to treat the Bitcoin and Ethereum families of digital assets as non-securities based on its analysis of these digital assets under the Howey test and the Staff Framework. The Company also respectfully notes that this analysis is supported by public comments regarding Bitcoin and Ethereum made by Director of the Division of Corporation Finance William Hinman.5 The Company has determined to treat Litecoin as a non-security based on an analysis of Litecoin under the Howey test and the Staff Framework, and notes that the structure of the Litecoin network is substantially similar to that of the Bitcoin network. Finally, Paxos Standard is a stablecoin that is fully collateralized 1-to-1 with the U.S. dollar and approved and regulated by the New York State Department of Financial Services.

In addition to performing an analysis of the digital asset using the method discussed above, the Company may also take into consideration how widely traded a digital asset is on large, well-known exchange platforms such as Coinbase. The Company notes that, if a digital asset is widely traded on a well-known platform and the SEC has not taken any enforcement action against that digital asset, this fact may provide some indication of the federal regulators’ view of that digital asset. The Company recognizes that the presence of a digital asset on a large, well-known exchange is not, however, a substitute for a reasoned analysis of that digital asset using the methods described above.

Finally, in all aspects of the Company’s evaluation of digital assets, the Company continues to pay close attention to any determinations made by the SEC, the Staff or the courts, and the Company continues to hope that the SEC will provide specific guidance as to whether many commonly-traded digital assets are or are not securities.

[5]
William Hinman, Director, SEC Div. of Corp. Fin., Remarks at the Yahoo Finance All Markets Summit: Crypto, Digital Asset Transactions: When Howey Met Gary (Plastic) (June 14, 2018), stating “And so, when I look at Bitcoin today, I do not see a central third party whose efforts are a key determining factor in the enterprise. The network on which Bitcoin functions is operational and appears to have been decentralized for some time, perhaps from inception. Applying the disclosure regime of the federal securities laws to the offer and resale of Bitcoin would seem to add little value. And putting aside the fundraising that accompanied the creation of Ether, based on my understanding of the present state of Ether, the Ethereum network and its decentralized structure, current offers and sales of Ether are not securities transactions. And, as with Bitcoin, applying the disclosure regime of the federal securities laws to current transactions in Ether would seem to add little value.”

Securities and Exchange Commission
October 30, 2020

2.
Refer to the first full risk factor on page 44. Please provide your analysis how the “support” you provide for digital assets that are securities and how the use of the dual fee structure for digital assets that are securities does not facilitate or cause you to engage in transactions in unregistered securities.

The Company respectfully acknowledges the Staff’s comment and has revised the risk factor on page 44 of the Revised Draft Offering Circular.

The Exodus Platform is a technological solution that permits customers to hold and transfer their digital assets. The Company does not directly offer or engage in any activities involving digital assets other than the holding of digital assets and the ability to transfer digital assets to another platform. While Exodus provides connectivity to other entities that offer various activities for digital assets, the question as to whether a customer is purchasing, selling or trading digital assets in a manner that complies with the federal securities laws is a question principally for the trading facility on which those purchases, sales or trades are made. It is not a matter for which Exodus (or any other wallet provider) can provide an opinion or analysis, as it is not under the control of Exodus.

The Company generally relies on representations with the exchanges, platforms and other service providers with whom it has agreements. These representations typically specify that the service provider has all licenses, franchises, permits and other governmental authorizations that are legally required to enable it to conduct its business. In addition, the Company will include language in its website terms of use that states that users of the Exodus Platform are responsible for ensuring that any actions taken on the platform are done in compliance with the federal securities laws. Finally, the Company enters into contracts with well-known and established exchanges and trading platforms, and is not aware of any indications from the SEC that the SEC believes that any of these platforms are acting as illegally unregistered exchanges, or are otherwise not in compliance with the federal securities laws. Respectfully, the Company submits that the SEC is in a much better position than the Company is to determine whether any such platforms are acting illegally. Should the SEC publicly make a determination that any service provider with which the Company had an agreement was acting illegally, the Company would respond appropriately.

The Company believes that the connection and access it provides to other entities that engage in various digital asset activities should not be construed as the Company engaging in those activities. In any event, it often is perfectly legal for the Company’s customers to engage in digital asset transactions with these other entities, so the question really is whether the Company needs to monitor every transaction engaged in by each of its wallet holders, and whether the Company should face liability if any of its wallet holders engages in a transaction that is or may be illegal with any of these other entities.  The Company does not believe there is any basis under the federal securities laws, or under any other statutory scheme, to impose such obligations or liability on a wallet provider such as the Company.  The Company also respectfully notes that this issue exists for many wallet providers, and not just the Company.  If the SEC is concerned about the relationship between wallet providers and certain third-party entities, the appropriate vehicle through which to address those concerns is a public rule-making process subject to notice and comment, and not through a comment letter process on a single Regulation A filing.

Finally, the Company respectfully emphasizes that the fact that a digital asset is a security that is not registered does not mean transactions in that security is illegal. For example, if securities are sold in a private placement, then under Rule 144, the securities may be freely resold after a year and a day. Similarly, offshore purchases and sales may be permissible under Regulation S. Even if no safe harbor such as Rule 144 or Reg S is available, a particular purchase or sale of an unregistered security may not result in a public offer or sale of the security that would require registration under the 1933 Act.

Securities and Exchange Commission
October 30, 2020

3.
Please provide your analysis regarding how the following activities are executed in compliance with the federal securities laws: lending activities (e.g., earning interest in digital assets and exchanging cDAI and DAI tokens) on the Compound Finance app and staking activities (e.g., earning rewards in the form of digital assets) on the Rewards app.

The Company again respectfully advises the Staff that the question of whether lending and staking activities implicate the federal securities laws is an issue that is not unique to the Company or its Regulation A filing, and respectfully suggests that the appropriate venue to consider such issues would be in a public rule-making proposal subject to notice and comment. In addition, the Company is not aware of any enforcement action or other action by the SEC or other regulatory body that would suggest that any digital asset lending and staking activities are illegal.

In any event, the Company is not aware of any reason why lending or staking activities could not be done in full compliance with the federal securities laws. If the loaned or staked tokens are not securities, or if the lending or staking activities occur outside of the United States, there is no reason to conclude that the federal securities laws apply to those transactions.  If the loaned or staked tokens are securities and U.S. persons engage in the lending or staking transactions, the transactions still may fully comply with the federal securities laws. In fact, the more difficult question is how those transactions might fail to comply with the federal securities laws. Hypothetically, the SEC might take the position that in-kind loan or staking payments to the person who loaned or staked the tokens are transactions subject to the federal securities laws.  First, that distribution still may not be illegal under the facts of the particular loan or staking arrangement.  Second, since the in-kind tokens would be paid to a person who already held (and loaned or staked) the tokens, it is unclear what benefit the registration provisions of the 1933 Act would provide in any event.

Even if certain lending or staking arrangements involved potential federal securities law issues as applied to some of the Company’s customers, the principal obligation to conduct those transactions in compliance with the federal securities laws belongs to the entity that sponsors these activities, and secondarily is the responsibility of the people or entities who take part in these activities. The Company (like other wallet providers) is not in a position to monitor these transactions, or to analyze whether any particular transaction is or is not in compliance with the federal securities laws.

Significantly, neither the Company nor the Exodus Platform engage in lending or staking activities. The Exodus Platform itself only allows people or entities to hold crypto assets, and, through its apps, connects holders of crypto assets to various independent third parties that offer various services for the crypto assets.

In addition, the Company generally tries to obtain representations from its independent third party app providers that the third parties are acting in compliance with all relevant laws, including the federal securities laws.  The Company also again respectfully notes that the SEC is best-positioned and has the statutory mandate to determine if particular lending or staking activities may not be in compliance with the federal securities laws. The Company, by contrast, lacks the ability, the  resources, and any statutory mandate to make these determinations.

Finally, in regard to the lending activities that customers can take part in by accessing the Compound Finance app, the Company respectfully notes that it does not receive any money or financial reward whatsoever for the activities its customers engage in on the Compound finance app.

Securities and Exchange Commission
October 30, 2020

4.
Please provide your analysis how you concluded you are not required to register as an exchange or a broker-dealer under the Exchange Act. Please address the following in your response: your disclosure that you “launched the Exodus Platform for buying, holding, using and selling crypto assets”; that you support almost 10,000 pairs of digital assets that can be directly exchanged; that, as of July 31, 2020 approximately $2.3 billion of digital assets have been exchanged for another digital asset within the Exodus Platform; and that you have a dual fee structure in which you charge a monthly flat fee to exchanges on which U.S. persons trade tokens that could potentially be considered securities by regulators.

The Company acknowledges the Staff’s comment, and notes that it has revised the following language:

•
On pages 1, 58, and 68, the language has been revised to clarify that the Exodus Platform permits customers to hold and use their digital assets. As discussed below, the activities of buying and selling digital assets occur on independent, third-party platforms and not on the Exodus Platform.

•	On pages 4, and 72, the language has been revised to clarify that the exchange of crypto assets can be accessed through the Exodus Platform, but it is not performed on the Exodus Platform.

•
On pages 6 and 76, the language has been revised to clarify that customers can exchange one crypto asset for another without leaving the Exodus Platform. The API connections that the Company establishes with its third-party providers allow the customer to access the third-party provider’s software, website or functionality without having to close out of the Exodus Platform and go to a different website or open a different software program. The Company has also revised the language to clarify that its customers have exchanged approximately $2.3 billion of crypto assets. The Company notes that none of these exchanges took place on the Exodus Platform, because all exchanges are performed on the platform of the exchange itself.

•	On pages 45, 48 and 49, the language has been revised to further clarify the dual fee structure.

Broker-Dealer Analysis

Under Section 3(a)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a “broker” is a person engaged in the business of effecting transactions in securities for the account of others.1  The Staff has determined that a person “effects transactions in securities” if she participates in such transactions “at key points in the chain of distribution.”2  According to the Staff, such participation may include, among other activities, assisting an issuer in structuring prospective securities transactions, helping an issuer to identify potential purchasers of securities, soliciting securities transactions, and participating in the order-taking or order-routing process (for example, by taking transaction orders from customers).3

The Company believes that it is not engaged in the business of effecting transactions in securities, and therefore does not meet the definition of a broker for purposes of the Exchange Act. The Exodus Platform is intended only to provide a technological means for customers to communicate with third-party exchanges, which act as intermediaries for digital asset transactions initiated by customers. The Company does not structure any transactions, identify any purchasers or solicit any transactions. Further, the Company does not have custody over any customer assets, have the ability to access or control any customer assets, or recommend any transactions to customers. Through its APIs, the Company is, in essence, performing mechanical operations similar to those of any other third-party service provider of technical services, such as phone, mail, or electronic delivery services, none of which involve effecting transactions in securities.  In no-action letters to Charles Schwab and Evare,4 the Staff provided relief from broker-dealer registration to internet service providers (“ISPs”) that provided internet services allowing securities transactions.  The relief seemed to be premised on the theory that the ISPs operated similarly to a phone line and a newspaper, simply carrying the message between the broker-dealer and the investor, rather than as a broker-dealer.  The relief was subject to certain conditions, including that the ISPs would receive a nominal flat fee per order transmitted, which would not vary depending on the number of shares or value of the underlying securities under a customer order transmitted to the broker by the ISPs, or on whether the order resulted in an executed trade; the broker would be responsible for all advertising and sales materials relating to its financial services, and the ISPs would provide these materials only with appropriate disclosure; the ISPs would not recommend or endorse specific securities; and none of the ISPs would participate in the financial services offered by the broker (other than by routing messages), including opening, maintaining, or closing accounts, or handling customer funds or securities.

[1]	Under Section 3(a)(5) of the Exchange Act, a “dealer” is a person engaged in the business of effecting transactions in securities for her own account. We do not think this definition is relevant to our analysis, because the Company (in its capacity as a wallet provider) does not engage in digital asset transactions with wallet customers.
[2]	Transfer Online, SEC Staff Denial of No-Action Request (May 3, 2000).
[3]	See, e.g., BondGlobe, Inc., SEC Denial of No-Action Request (Feb. 6, 2001).
[4]	Charles Schwab & Co., Inc., SEC Staff No-Action Letter (Nov. 27, 1996); Evare, L.L.C., SEC Staff No-Action Letter (Nov. 30, 1998).

Securities and Exchange Commission
October 30, 2020

The Company maintains and supports APIs with third-party exchanges, which allow customers to easily integrate their Exodus wallets with the transaction services offered by such exchanges. As with the ISPs in the letters described above, this means that the Company is not being paid for broker-dealer activities (i.e., effecting transactions in securities), but for technological services (i.e., developing and maintaining the integration API). Although the Company does not adhere to all the conditions of the ISP letters (including the involvement of an actual broker-dealer), the Company operates in a similar fashion to the ISPs, in that it provides technological services, but nothing more.

The Company acknowledges that that receipt of transaction-based compensation could trigger broker-dealer registration regardless of the Company’s role in digital asset transactions. As disclosed in the Draft Offering Statement, the Company has established two distinct fee structures for those exchanges that permit U.S. persons to engage in transactions. First, all exchanges that permit U.S. persons to engage in transactions are charged a flat, semi-monthly API integration fee. This flat fee does not create a salesman’s stake in any digital asset transactions, because there is no direct link between any particular transaction and the amount of the API integration fee paid by the exchange to the Company. In addition to the flat fee, when a U.S. person engages in a transaction involving Bitcoin (BTC), Bitcoin Cash (BCH), Bitcoin SV (BSV), Bitcoin Gold (BTG), Ethereum (ETH), Ethereum Classic (ETC), Litecoin (LTC) or Paxos Standard (PAX), the Company receives from the provider exchange an API integration fee equal to two percent of the value of each transaction initiated through the Exodus Platform and routed through the provider exchange by the Company’s algorithm. When a U.S. person engages in a transaction involving any other digital asset, no API integration fee is received by Exodus.

Proper Trust A.G., the Company’s wholly-owned Swiss subsidiary, has agreements with exchanges that are do not permit any U.S. persons to engage in transactions. These exchanges pay Proper Trust A.G. an API integration fee equal to two percent of the value of each transaction initiated through the Exodus Platform and routed through the provider exchange by the Company’s algorithm. The Company does not have any agreements with exchanges that do not permit U.S. persons.

Exchange Analysis

Exchanges (and ATSs) are generally networks that constitute, maintain, or provide a marketplace or facilities for bringing together the orders of multiple purchasers and multiple sellers of securities.5  A system “brings together” orders if it displays trading interests entered on the system to users (e.g., through consolidated quote screens) or receives orders for processing and execution.6  An exchange must bring together orders of multiple buyers and multiple sellers—this does not include, for example, systems that have only one seller for each security (e.g., the issuer), even if there are multiple buyers.7 An “order” is defined as “any firm indication of a willingness to buy or sell a security.”8

The Company should not be required to registered as an exchange because the Exodus Platform is not a “marketplace” for securities in light of the guidance of above, due to the fact that it does not “bring together” orders of “multiple purchasers and multiple sellers” of securities. The Exodus Platform does not match buyers or sellers, and does not sort or organize orders in a consolidated way or receive orders for processing and execution. Instead, the Exodus Platform simply facilitates customer communications with third-party exchanges that have created their own marketplace for digital assets.

[5]	Exchange Act Section 3(a)(1); Exchange Act Rule 3b-16.
[6]	SEC, Regulation of Exchanges and Alternative Trading Systems, 63 Fed. Reg 245, 70844, 70849 (Dec. 22, 1998) (“Rule 3b-16 Adopting Release”).
[7]	Rule 3b-16 Adopting Release, 63 Fed. Reg. at 70849.
[8]	Exchange Act Rule 3b-16(c).

Securities and Exchange Commission
October 30, 2020

5.
Please provide your analysis how you concluded you are not required to register as a clearing agency or a transfer agent. In your response, address your statement on page 78 “that the provision of a platform that provides a connection to an exchange through an API does not result in the entity providing the platform being deemed to be a transfer agent.”

The Company respectfully notes that it has revised the statement on page 82 of the Revised Draft Offering Circular.

The Company respectfully submits that it is not required to register as a transfer agent under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under Section 3(a)(25) of the Exchange Act, a transfer agent is a person who engages in (a) countersigning issued securities, (b) monitoring issued securities, with the goal of preventing unauthorized issuances, (c) registering transfers of issued securities, (d) exchanging or converting issued securities, or (e) transferring record ownership of securities by bookkeeping entry without physical issuance of securities certificates.  The purpose of transfer agent regulation is generally to ensure prompt and accurate settlement of securities.9

No transfer agent functions are conducted on the Exodus Platform. The Exodus Platform merely provides a mechanism for digital asset transactions to be recorded and transcribed on the applicable blockchains. If an Exodus customer connects to a third-party exchange through APIs, that third-party exchange is wholly responsible for processing, monitoring and effecting a trade requested by the customer. The Exodus Platform does not monitor issued securities with the goal of preventing unauthorized issuances; register transfers of issued securities; exchange or convert issued securities; or transfer record ownership of securities by bookkeeping entry without physical issuance of securities certificates, and is precluded from doing so because, as a technical matter, the Exodus Platform has no visibility into the destination of a digital asset once it leaves a customer’s wallet. Consequently, the Company believes that it does not meet the statutory definition of a transfer agent, and that the regulation of the Company as such would not further the purposes of transfer agent regulation under the Exchange Act.

Similarly, the Company also respectfully submits that it is not required to register as a clearing agency under the Exchange Act. Under Section 3(a)(23) of the Exchange Act, a clearing agency is a person who (a) acts as an intermediary in making payments or delivers in connection with securities transactions, (b) provides facilities for comparison of data respecting the terms of settlement of securities transactions, to reduce the number of settlements of securities transactions, or for the allocation of securities settlement responsibilities, (c) acts as a custodian of securities in connection with a system for the central handling of securities or (d) otherwise permits or facilitates the settlement of securities transactions.

The Exodus Platform does not engage in any clearing agent functions. The Company does not act as an intermediary for digital asset transactions because all payments and deliveries are made on the facilities of the relevant third-party exchange managing the transaction, without any action by the Company, nor does the Company have custody over any digital assets held by its customers, as access to the digital assets is controlled by private keys known only to the customers. The Exodus Platform also does not provide facilities for comparison of data respecting the terms of settlement of securities transactions, as the Exodus Platform only records a digital asset entering or leaving a given customer’s wallet and, as noted above, has no visibility into settlement of a transaction managed by a third-party exchange. Furthermore, the Company does not permit or facilitate settlement of transactions and is not an intermediary for the settlement process; the Company’s role is limited to building and maintaining the API integration between the Exodus Platform and the third-party exchange.

[9]
SEC, Regulation of Transfer Agents, 42 Fed. Reg. 32404, 32404 (June 24, 1997) (adopting release for several transfer agent regulations adopted under Exchange Act Section 17A) (“The adopted rules are designed to protect investors and persons facilitating transactions by and on behalf of investors and to contribute to the establishment of a national system of prompt and accurate clearance and settlement of transactions in securities by ... assuring that the transfer agent community performs its functions in a prompt, accurate and more predictable manner”).

Securities and Exchange Commission
October 30, 2020

Cover Page

6.
Please disclose here and in your Offering Summary that, in order to purchase Class A common stock, an investor must establish an account on the Exodus Platform and use Bitcoin, Ether or USDC, that there is no required minimum amount of securities that must be sold in this offering, funds received will be placed in an escrow account until closing, and that the shares of Class A common stock will not be distributed until the closing of the offering.

The Company acknowledges the Staff’s comment and has revised the cover page and page 11 of the Revised Draft Offering Circular.

7.
Please disclose that each share of Class A common stock will be represented by a digital Common Stock Token and that you reserve the right to discontinue the usage of Common Stock Tokens and revert to traditional or other methods of share certification. Also clarify whether, at closing, the Common Stock Tokens will be tradeable on the ATS and whether it is a condition to closing that the Common Stock Tokens are tradable on an ATS.

The Company acknowledges the Staff’s comment and has revised the cover page and page 11 of the Revised Draft Offering Circular.

8.	Please state that the offering shall commence within two days of the offering statement being qualified. Refer to Rule 251(d)(3)(i)(F) of Regulation A.

The Company acknowledges the Staff’s comment and has revised the cover page of the Revised Draft Offering Circular.

9.	Please reconcile the offering termination terms in the third paragraph with the fifth full paragraph on page 103.

The Company acknowledges the Staff’s comment and has revised the cover page of the Revised Draft Offering Circular.

Offering Summary
Digital Format Exodus Common Stock, page 1

10.
We note your disclosure on page 1 that you “reserve the right to discontinue the usage of Common Stock Tokens and revert to traditional or other methods of share certification.” Please disclose the consequences of discontinuing Common Stock Tokens on the ability of holders to trade your common stock on the ATS or through other means. Also, disclose in Plan of Distribution the reasons why you may choose to discontinue the usage of Common Stock Tokens and how you will inform investors if you choose to do so.

The Company acknowledges the Staff’s comment and has revised pages 1, 38, 105, and 106 of the Revised Draft Offering Circular.

11.
Please disclose the transfer restrictions referenced in the carryover paragraph on pages 1-2, and clarify what you mean by “peer-to-peer transactions.” In addition, please describe the material features of the transfer agent’s whitelisting and how it is implemented, and discuss whether, and if so how, whitelisting will include monitoring peer-to-peer transactions and other transfers for compliance with federal securities laws.

The Company acknowledges the Staff’s comments and has made the following changes to the Revised Draft Offering Circular:

Securities and Exchange Commission
October 30, 2020

•
On pages 2, 38 and 107, the Company has clarified that the reference to transfer restrictions is to the general concept of coding any relevant transfer restrictions onto the Common Stock Token, rather than printing such restrictions on a paper stock certificate.

•	On pages 1 and 107, the Company has clarified that “peer-to-peer transactions” refer to secondary transfers of Common Stock Tokens between stockholders.

•	On page 107, the Company has provided additional information regarding the implementation of the Transfer Agent’s whitelisting process.

•	On page 109, the Company has provided additional information regarding the interaction between the whitelisting process and secondary transfers of our Common Stock Tokens.

12.
Please identify, if true, that tZERO is the ATS on which your Common Stock Tokens may trade. Also clarify whether tZERO is the ATS currently involved in ongoing discussions with regulatory authorities described in the second full risk factor on page 36. Additionally, tell us the status of the process to have your Common Stock Tokens traded on the ATS and what, if any, additional steps you need to take in this regard.

 The Company acknowledges the Staff’s comments and has made the following changes to the Revised Draft Offering Statement:

•	On the cover page and pages 36, 100, 101 and 108, the Company has identified tZero as the ATS on which the Company’s Common Stock Tokens may trade.

•	On page 36, the Company has identified tZero as the ATS currently involved in ongoing discussions with regulatory authorities.

The Company’s discussions with tZero remain ongoing and, at this time, no definitive agreements have been finalized between the Company and tZero regarding the availability of the Common Stock Tokens on the tZero ATS. While the Company anticipates selecting tZero as the ATS for the Common Stock Tokens, the Company continues to explore additional options for the ATS as well. At this time, the additional steps that the Company needs to take in regard to enabling the Common Stock Tokens to trade on the ATS are, primarily, to complete its negotiations with tZero and sign a final agreement in regard to the trading of the Common Stock Tokens, to obtain from tZero the necessary permissions and authorizations to link the Exodus Platform to the tZero ATS, and to build the necessary technology that will enable a customer to access the tZero ATS through their account on the Exodus Platform.

Summary Risk Factors, page 7

13.
Please reconcile your disclosure on page 7 that your “Class A common stock may be traded exclusively on a closed alternative trading system,” your disclosure on page 24 that you “may allow [y]our Class A common stock to trade on an ATS that supports the use of [y]our Common Stock Tokens” (emphasis added), and your disclosure on page 96 that your “Class A common stock will be available to trade on [an] . . . alternative trading system” (emphasis added).

Securities and Exchange Commission
October 30, 2020

The Company acknowledges the Staff’s comment. The correct statement is that the Class A common stock may be traded on an alternative trading system that supports the use of the Common Stock Tokens, as the Company has not yet signed a definitive agreement with tZero. The Company has therefore revised page 101 of the Revised Draft Offering Statement.

Risk Factors
Risks Related to Our Business and Our Industry
Customer or third-party activities may subject us to liability, page 18

14.
We note your disclosure that U.S. federal and state and foreign laws may prohibit you from making available your platform or certain of its functionalities in all jurisdictions and that you use geo-blocking technology to prohibit the Exodus Platform and certain of its functionalities from being accessed in certain jurisdictions. Please identify these jurisdictions and functionalities. In addition, please expand this risk factor or add a risk factor to describe in greater detail the potential liability related to the services you provide on your platform, including potential liability related to the use of each of the apps you offer in your app store and potential liability related to the actions of each of your third-party API providers.

The Company acknowledges the Staff’s comments and has made the following changes to the Revised Draft Offering Circular:

•	On page 19, the Company has identified the jurisdictions and functionalities subject to geo-blocking.

•
On page 19, the Company has expanded the risk factor to further describe the Company’s potential liabilities related to services provided on the Exodus Platform and to add appropriate cross-references to other risk factors discussing related risks.

In order to ensure consistency with the descriptions of other API agreements, the Company has also revised pages 75 and 76 of the Revised Draft Offering Circular to provide additional details on its API agreement with the third-party provider that facilitates the ability of iOS users to buy Bitcoin with fiat currency using Apple Pay.

15.
Please disclose here that, in addition to the voluntary self-disclosure you submitted in July 2019 to OFAC, you also received an OFAC administrative subpoena on December 7, 2018 seeking information regarding potential transactions with individuals in Iran.

The Company acknowledges the Staff’s comment and has revised page 47 of the Revised Draft Offering Circular.

Use of Proceeds, page 52

Securities and Exchange Commission
October 30, 2020

16.
Please state whether or not any of the proceeds will be used to compensate or otherwise make payments to your officers or directors or any of your subsidiaries. In this regard, we note your disclosure on page 87 that “Mr. Gernetzke is also eligible to receive . . . commission-based payments on certain fundraising targets” and that “[u]pon completion of this Offering, Mr. Gernetzke may receive a discretionary cash bonus at the discretion of the board or Mr. Richardson.” Refer to Instruction 2 to Item 6 of Part II of Form 1-A.

The Company acknowledges the Staff’s comment and has revised page 91 of the Revised Draft Offering Circular to remove the reference to a bonus payable to James Gernetzke. Any bonus or other payment made to officers or directors will be solely the result of achieving performance goals and milestones as set out in the officer’s or director’s employment contract or other agreement. None of the Company’s directors or officers will receive transaction-based compensation in connection with this offering.

Business
Overview of Our Business, page 66

17.
We note your disclosure regarding your personnel, subsidiaries and operations outside of the United States. Please describe your operations outside of the United States, including a description of your international personnel, your international subsidiaries and your agreements with international third-party API providers so that investors understand the scope of your international operations.

The Company acknowledges the Staff’s comment and has revised the following pages of the Revised Draft Offering Circular:

•
On page 78, the Company has provided additional disclosure that Proper Trust AG is its only international subsidiary and additional disclosure regarding the API agreements that Proper Trust AG has entered into with international third-party API providers.

•	On page 87, the Company has provided additional disclosure regarding its international personnel.

18.
We note your disclosure on page F-12 that in July 2020 you signed an API agreement with a digital asset company whereby you agreed to provide various services to the company involving development of software tools for their asset network and users. If material to your business, please describe this agreement and the services you will be providing.

The Company acknowledges the SEC’s comment, and respectfully submits to the Staff that it has filed its form API agreements (both the form U.S. agreement and the form international agreement) with this Revised Draft Offering Circular. The Company notes that its API agreements generally follow these forms, and it does not view any single API agreement as being material on its own or substantially deviating from these forms. In regard to the particular API agreement referenced in the disclosure on page F-12, the Company respectfully submits to the Staff that this particular API agreement follows the form API agreements that have been filed with the Revised Draft Offering Circular and the Company does not view that particular API agreement as being material. The Company also notes that it has expanded its description of the various API agreements in the Business section, particularly on pages 76, 77 and 78 of the Revised Draft Offering Circular.

Securities and Exchange Commission
October 30, 2020

The Exodus Platform
Our desktop platform, page 72

19.
Refer to the first paragraph on page 71 and the third full paragraph on page 73. Please clarify here and in the offering circular summary, if true, that you do not charge for the use of your Platform and that you earn revenue only if a user utilizes the services of one of your API providers for which you receive transaction and non-transaction based API fees.

The Company acknowledges the Staff’s comment and has revised pages 5, 6, 73, and 75 of the Revised Draft Offering Circular.

Our App Offerings, page 73

20.
Refer to the first full paragraph on page 74. Please clarify why you believe that the app stores have decreased your reliance on market volatility and the movement of digital asset prices, and discuss the ways in which your business is affected by market volatility of digital assets. In addition, please disclose whether you hold the digital assets you receive as payment or convert them into U.S. dollars upon receipt. We note the second full paragraph on page 75 and the last sentence of the carryover paragraph on page 76.

The Company acknowledges the Staff’s comment and has revised page 76 of the Revised Draft Offering Circular.

21.
Please disclose the parties and the term and termination provisions as well as any other material provisions of: (i) each of your agreements with the six exchanges that you use for your Exchange Aggregator functionality; (ii) your agreement with NextGen in connection with the SportX app; and (iii) your agreement with the company that has developed the Rewards app. In addition, discuss what measures, if any, you take to ensure that the app providers are complying with state, federal and international law and the extent of liability you have for the activities of third-party API providers. We note the carryover risk factor on pages 18-19.

The Company acknowledges the Staff’s comments and has made the following changes to the Revised Draft Offering Circular:

•	On pages 76 and 77, the Company has provided additional details regarding the app providers’ compliance with law and has revised the risk factor on page 18.

•
On page 78, the Company has provided the names of each exchange used for the Exchange Aggregator functionality, the term and termination provisions and the payment provisions of the API agreements with the exchanges.

Securities and Exchange Commission
October 30, 2020

•	On page 79, the Company has provided the term and termination provision of the agreement between Proper Trust AG and NextGen.

•
On pages 79 and 80, the Company has provided the name of Everstake, the third-party provider of the Rewards app, the term and termination provisions of its agreement with Everstake and the amount of the integration fee received from Everstake.

As previously discussed in the Company’s response to Comment 2, when entering into an agreement with a third-party provider, the Company relies on representations from the third-party provider that specify that the third-party provider has all licenses, franchises, permits and other governmental authorizations that are legally required to enable it to conduct its business. In addition, the Company includes language in its website terms of use that states that users of the Exodus Platform are responsible for ensuring that any actions taken on the platform are done in compliance with the federal securities laws. In addition, the Company enters into contracts with well-known and established exchanges and trading platforms, and is not aware of any indications from the SEC that any of these platforms are acting as illegally unregistered exchanges, or are otherwise not in compliance with the federal securities laws. The Company does not take additional measures to ensure that the third-party providers are complying with state, federal and international law, just as a business that relied on an API agreement with Google Maps would not be expected to undertake specific measures to ensure that Google was complying with state, federal and international law. The Company is aware that the SEC routinely reviews various platforms that provide crypto asset services, and the Company remains actively attentive to the SEC’s actions and statements in regard to these services. Should the SEC publicly make a determination that any service provider with which the Company had an agreement was acting illegally, the Company would respond appropriately.

Exchange Aggregator, page 74

22.
Please identify the exchanges you use on your platform, and disclose whether the fees you receive pursuant to your API agreements with the exchanges are paid in Bitcoin or other digital assets, and, if so, how and when the values of such digital assets are determined. In addition, please disclose the digital assets that NextGen pays to Proper Trust AG in exchange for integrating the SportX API into the Exodus Platform and how and when the values of those digital assets are determined. Also, please describe the revenues you earn under your agreement with the entity that monitors and creates staking pools and whether those revenues are paid to you in the form of digital assets.

The Company acknowledges the Staff’s comments and has made the following changes to the Revised Draft Offering Circular:

•	On page 78, the Company has provided the requested information regarding the exchanges.

•	On page 79, the Company has provided the requested information regarding the payment of fees from NextGen to Proper Trust.

Securities and Exchange Commission
October 30, 2020

•	On page 80, the Company has provided the requested information regarding the fees paid by Everstake to the Company.

Compound Finance, page 75

23.
We note your disclosure on page 75 that “[a]t this time, no revenue is earned by Exodus from the Compound Finance app.” Please disclose the material terms of your agreement with the provider of the Compound Finance app, including those that relate to fees or payments you may earn pursuant to the agreement. Also, briefly explain the business rationale in hosting an app from which you presently do not earn revenue.

The Company acknowledges the Staff’s comment and has revised page 78 of the Revised Draft Offering Circular.

The Company does not receive any compensation in any form from the Compound Finance app. The Company also has no agreement with any provider of the Compound Finance app. The Compound Finance app has no provider – instead, the app interfaces directly with a smart contract on the Ethereum blockchain that is executing the lending activities. The Company is not the creator of this smart contract. The Company created the Compound Finance app to demonstrate that an Ethereum-based smart contract, such as the smart contract that underlies the Compound Finance app’s activities, could be integrated directly into a non-custodial crypto asset wallet. The Compound Finance app is a part of the Company’s efforts to market the Exodus Platform as a customer-friendly, easy-to-use, non-custodial solution for a variety of crypto assets.

Rewards, page 76

24.	Please revise to describe “staking” and provide additional detail regarding how your Rewards App allows users to participate as validators.

The Company acknowledges the Staff’s comment and has added “staking” to the glossary on page 9 and has revised pages 79 and 80 of the Revised Draft Offering Circular.

Sales and Marketing, page 76

25.
We note your disclosure on page 76 that “[a]s [you] look towards [y]our next stage of growth, [you] plan to invest significant resources into developing a robust media strategy and generous referral program that inspires new and current customers to continue exploring the financial freedom offered by crypto assets.” Please disclose an estimate of the cost and time frame for the material components of your growth strategy and describe the referral program.

The Company acknowledges the Staff’s comment. While the Company would like, in the future, to invest in a robust media strategy, with a particular focus on strengthening its social media and YouTube presence, as well as create a referral program, neither of these goals are a current focus of the Company and the Company has not yet formulated any actionable structures, such as cost estimates or timeframes, in regard to these goals. Therefore, the Company has revised page 80 of the Revised Draft Offering Circular to remove the reference to media strategy and a referral program.

Securities and Exchange Commission
October 30, 2020

Legal and Regulatory Proceedings
OFAC Administrative Subpoena, page 84

26.
We note your disclosure on page 84 that you “may have previously inadvertently allowed [y]our software to be downloaded by individuals or entities located in countries or territories subject to U.S. trade embargoes, and submitted a voluntary self-disclosure regarding these apparent violations to OFAC.” To the extent material, please describe these transactions, including the countries involved. Please also discuss the potential for reputational harm from these transactions and the OFAC subpoena, and describe the maximum dollar amount of the potential penalties related to the potential non-compliance addressed in the OFAC subpoena and in the voluntary self-disclosure.

The Company acknowledges the Staff’s comments and has revised page 88 of the Revised Draft Offering Statement to provide the requested information regarding the countries involved in the transactions subject to the Company’s voluntary self-disclosure to OFAC.

The Company respectfully advises the Staff that the Company is unable to estimate the maximum dollar amount of potential penalties arising from the OFAC subpoena and the voluntary self-disclosure at this time. OFAC has not issued a pre-penalty notice or made a settlement offer in response to the OFAC subpoena or the Company’s voluntary self-disclosure, and we cannot predict when the agency will complete its review and determine whether or not any violations occurred. Upon receipt of new information or an OFAC response, the Company will disclose, as appropriate, such information in future filings.

Whether a penalty is imposed, and the amount of any such penalty, is entirely within the discretion of OFAC. The Company understands that, pursuant to OFAC enforcement guidelines, the dollar value of potential penalties is based on the financial value of the underlying transactions. However, in the Company’s case, the transactions at issue involved free software downloads of the Exodus Platform and, based on available data, the Company has not identified any evidence that the Company derived any financial benefit from these transactions.

In regard to the potential for reputational harm to the Company, the Company believes the apparent U.S. sanctions violations that are the subject of the subpoena response and voluntary self-disclosure to OFAC represent a nominal percentage of total downloads of the Exodus Platform during the relevant period, and therefore the reputational harm is minimal. We have supplemented the disclosure on page 88 of the Revised Draft Offering Statement to note that the transactions identified in the Company’s response to the OFAC subpoena and the voluntary self-disclosure accounted for approximately 0.7% of all such downloads for the relevant time period (December 2015 through December 2018). Additionally, as noted above, based on available data, the Company did not identify any evidence that the Company derived any financial benefit from these transactions, as the apparent violations only involved free software downloads. From a qualitative perspective, we believe that our adoption of various sanctions compliance measures, including the establishment of sanctions compliance policies and procedures, providing compliance training to our employees; and implementing geo-blocking technology to block parties with IP addresses associated with embargoed countries and territories from accessing our software or services, as well as our cooperation with OFAC, demonstrate that we are committed to operating our business in compliance with applicable OFAC regulations.

Securities and Exchange Commission
October 30, 2020

Compensation of Directors and Executive Officers, page 87

27.
To the extent that your executive officers are paid in Bitcoin, please disclose this fact and how and when you determine the value of the Bitcoins paid as compensation. In addition, clarify (i) whether Mr. Gernetzke’s stock options are for Class A or Class B shares of common stock, (ii) whether the shares of common stock reserved for issuance pursuant to the 2019 Plan are Class A or Class B shares of common stock and (iii) whether the number of securities underlying unexercised options disclosed on page 89 are Class A or Class B shares of common stock.

The Company acknowledges the Staff’s comments and has revised pages 91 and 93 of the Revised Draft Offering Circular.

Certain Relationships and Related Party Transactions

Demand Promissory Note, page 90

28.	Please disclose the interest rate on each of the promissory notes disclosed in this section and the current amount outstanding on the notes with Jon Paul Richardson and Daniel Costagnoli.

The Company acknowledges the Staff’s comment and has revised page 94 of the Revised Draft Offering Circular.

Description of Capital Stock

Choice of Forum, page 95

29.
We note your disclosure that the federal district courts of the United States shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please state here that investors cannot waive compliance with the federal securities laws.

The Company acknowledges the Staff’s comment and has revised page 99 of the Revised Draft Offering Circular.

Plan of Distribution, page 102

30.
To the extent your officers and directors intend to offer the securities, please disclose whether they intend to rely on Exchange Act Rule 3a4-1 and briefly explain the basis for their reliance. In addition, describe the plan of distribution for the shares offered by the selling shareholders, including how you will determine when the selling shareholders’ shares are sold relative to newly issued shares.

Securities and Exchange Commission
October 30, 2020

The Company acknowledges the Staff’s comment and has revised page 106 of the Revised Draft Offering Circular.

31.
We note your disclosure on page 103 that, in order to purchase Class A common stock in this offering, an investor must pay the purchase price in Bitcoin, Ether or USDC and that the value in U.S. dollars of the Bitcoin, Ether or USDC used to purchase shares of the Class A common stock is calculated at the point at which the purchaser transfers such digital assets to the account of the escrow agent. Please disclose here and in the Offering Summary: (i) how you will calculate the value of these digital assets; (ii) how and when you will communicate this valuation and the number of shares of Class A common stock to the investors; and (iii) whether the investor will be able to withdraw the subscription based upon how you value the digital assets used for payment of the Class A common stock.

The Company acknowledges the Staff’s comment. The Company has not yet entered into a definitive agreement with an escrow agent and negotiations with potential candidates are ongoing at this time. The Company anticipates that the procedures surrounding the valuation of digital assets, communication of such valuations and withdrawal of subscriptions will be largely determined in accordance with the escrow agent’s usual policies and procedures, which are not yet known to the Company.

The Company respectfully notes that, prior to seeking qualification of this offering, it intends to update future filings with the relevant disclosure once an escrow agent has been selected and escrow procedures have been finalized.

32.
Please disclose here and in your Offering Summary whether you will return the digital assets to the investors if a subscription is rejected or payment is to be refunded, and, if the value of the digital assets used for payment has changed, what means will be used to determine the amount and form of the refund. In addition, disclose whether investors may withdraw their subscription prior to the close of the offering and whether the investors have any rights prior to the closing and the distribution of the Class A shares of common stock. Please also add a risk factor describing the attendant risks, including that investor funds could be held in escrow for up to one year.

The Company acknowledges the Staff’s comments and has updated the following disclosure:

•	On page 39, the Company has added a risk factor regarding the fact that investor funds could be held in escrow for up to one year.

Securities and Exchange Commission
October 30, 2020

As discussed in the Company’s response to Comment 31, the Company has not yet entered into a definitive agreement with an escrow agent. The Company anticipates that the procedures surrounding rejection, refund or withdrawal of subscriptions will be determined in accordance with the escrow agent’s usual policies and procedures, which are not yet known to the Company.  The Company respectfully notes that, prior to seeking qualification of this offering, it intends to update future filings with the relevant disclosure once an escrow agent has been selected and escrow procedures have been finalized.

Trading Shares of Exodus Class A common stock following the closing of the offering, page 104

33.
You state that the ATS transactions of Common Stock Tokens will be executed on the Ethereum Blockchain. Please describe the “gas” fees required to execute these transactions, how the fees are determined, and which party is responsible for paying these fees.

The Company acknowledges the Staff’s comment and has added “gas fee” to the glossary on page 9 and updated page 109 of the Revised Draft Offering Circular.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1: Nature of Business and Summary of Significant Accounting Policies

Risks Associated with Digital Assets

Value of Crypto Assets, page F-9

34.	Please address the following regarding your accounting and disclosure for your digital assets:

•
Revise your disclosure here and throughout your filing to clarify how you value your digital assets for aggregate fair value disclosure in Note 2 of your interim financial statement and Note 3 of your annual financial statements and for impairment testing purposes. Specify what market(s) you use to value these assets and separately tell us how these market(s) are the principal or most advantageous market(s) as stipulated in ASC 820-10-35-5.

The Company acknowledges the Staff's comment and has revised pages F-9, F-10 and F-25 of the Revised Draft Offering Circular.

•
Revise your disclosure to clarify how you determine the unit of account for impairment testing purposes.

The Company acknowledges the Staff's comment and has revised pages F-9, F-10 and F-25 of the Revised Draft Offering Circular.

•
Revise your disclosure to clarify how you determine cost less impairment for determining realized gains/losses on disposition.

The Company acknowledges the Staff's comment and has revised pages F-9, F-10 and F-25 of the Revised Draft Offering Circular.

•
Revise your disclosure in management’s discussion and analysis to include discussion of your realized gains associated with digital assets.

The Company acknowledges the Staff's comment and has revised pages 62 and 64 of the Revised Draft Offering Circular.

•
Tell us why it is appropriate to include the net change in digital assets as an operating activity in your statements of cash flows instead of separate purchases and sales as investing activities. Reference for us the authoritative guidance you rely upon to support your classification.

Securities and Exchange Commission
October 30, 2020

The Company acknowledges the Staff's comment. The company respectfully notes that there is no specific guidance on statements of cash flow presentation regarding cryptocurrencies, therefore the Company is required to classify the cash flows based on the nature of the underlying flows.  The Company uses cryptocurrencies, primarily Bitcoin, in the ordinary course of operating its business.  This includes receiving 100% of revenue and paying for a majority of its operating expenses, including all salaries, in cryptocurrencies.  Thus, the Company classifies the change in digital assets as an operating activity as the underlying nature of its use of digital assets is clearly operational. In doing so, the Company relies on ASU 2016-15, which states, “In the absence of specific guidance, an entity should determine each separately identifiable source or use within the cash receipts and cash payments on the basis of the nature of the underlying cash flows.”

Statements of Operations, page F-17

35.
Please revise your annual and interim statements of operations and footnote disclosures to provide your earnings per share information as required by ASC 260-10-45 and ASC 260- 10-50. If you do not believe that these disclosures are required, tell us why in your response referencing the authoritative literature you rely upon to support your position.

The Company acknowledges the Staff's comment and has revised pages 12, F-3, F-8 and F-9 of the Revised Draft Offering Circular.

Notes to Financial Statements
Note 1: Nature of Business and Summary of Significant Accounting Policies
Revenue Recognition, page F-22

36.	Please revise your disclosure to:

•
Provide disaggregated revenue as required by ASC 606-10-50-5 and/or to provide revenue by product or group of products as required by ASC 280-10-50-40. In this regard, it appears that revenue by each of your app offerings (i.e., Exchange Aggregator, Compound Finance, SportX and Rewards) as disclosed beginning on page 73 may be appropriate.

The Company acknowledges the Staff's comment, and respectfully notes that prior to 2020 the Company’s’ primary source of revenue was the Exchange Aggregator.  In 2019, it generated 99.99% of Exodus’ revenue.  The Company intends to disclose revenue earned by app offering in 2020 as appropriate, however, the Company notes that the revenue from non-Exchange activity was not material for the first six months of fiscal year 2020.

•	Provide the geographic information about your revenues as required by ASC 280-10¬50-41.

Otherwise, tell us why this disclosure is not warranted and reference for us the authoritative literature you rely upon to support your position.

The Company acknowledges the Staff's comment and has revised pages F-23 and F-24 of the Revised Draft Offering Circular.

Securities and Exchange Commission
October 30, 2020

Exhibits

37.	Please file the form of subscription agreement and escrow agreement to be used in connection with this offering and the employment agreement with James Gernetzke.

The Company acknowledges the Staff’s comment and has added James Gernetzke’s employment agreement to the Revised Draft Offering Circular as Exhibit 6.4 thereto.

The Company respectfully notes that it intends to file the form of subscription agreement and form of escrow agreement to be used in connection with this offering once finalized and prior to seeking qualification of this offering.

* * * *

Please direct any questions regarding the Company’s responses or the Revised Draft Offering Circular to me at (202) 973-8808 or rrosenblum@wsgr.com.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rob Rosenblum
Rob Rosenblum

cc:	Jon Paul Richardson, Exodus Movement, Inc.
Amy B. Caiazza, Wilson Sonsini Goodrich & Rosati, P.C.
Chris F. Fennell, Wilson Sonsini Goodrich & Rosati, P.C.